Re: Notice of Disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sony Group Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the fiscal year ended March 31, 2024, which was filed with the U.S. Securities and Exchange Commission on June 25, 2024. Please refer to “Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012” under “Business Overview” in “Item 4 Information on the Company” of the Annual Report on Form 20-F for further details.

SONY GROUP CORPORATION

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer